UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On April 13, 2012, CorpBanca published on its web site its monthly interim financial results as of and for the month ended March 31, 2012, which are attached hereto as Exhibit 99.1.

On May 14, 2012, CorpBanca published on its web site its monthly interim financial results as of and for the month ended April 30, 2012, which are attached hereto as Exhibit 99.2.

On June 18, 2012, CorpBanca published on its web site its monthly interim financial results as of and for the month ended May 31, 2012, which are attached hereto as Exhibit 99.3.

On July 25, 2012, CorpBanca published on its web site its monthly interim financial results as of and for the month ended June 30, 2012, which are attached hereto as Exhibit 99.4.

On August 16, 2012, CorpBanca published on its web site its monthly interim financial results as of and for the month ended July 31, 2012, which are attached hereto as Exhibit 99.5.

On September 14, 2012, CorpBanca published on its web site its monthly interim financial results as of and for the month ended August 31, 2012, which are attached hereto as Exhibit 99.6.

On September 25, 2012, CorpBanca published on its web site its second quarter 2012 results. The report is attached hereto as Exhibit 99.7.

On October 8, 2012, CorpBanca published on its web site its first quarter 2012 results. The report is attached hereto as Exhibit 99.8.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By: /s/ Eugenio Gigogne
Name: Eugenio Gigogne
Title: Chief Financial Officer

Date: October 22, 2012

EXHIBIT INDEX

Exhibit	Description
99.1	Monthly interim financial results as of March 31, 2012.
99.2	Monthly interim financial results as of April 30, 2012.
99.3	Monthly interim financial results as of May 31, 2012.
99.4	Monthly interim financial results as of June 30, 2012.
99.5	Monthly interim financial results as of July 31, 2012.
99.6	Monthly interim financial results as of August 31, 2012.
99.7	Second quarter 2012 results.
99.8	First quarter 2012 results.